DM

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

SE(

18005685

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHARDAN CAPITAL MARKETS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, SUITE 1600
(No. and Street)

| NEW YORK | NY | 10004 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. STEVEN URBACH (646) 465-9003
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

| 2 SEAVIEW BLVD, SUITE 200 | PORT WASHINGTON | NY | 11050 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



RMS

## OATH OR AFFIRMATION

I, STEVEN URBACH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHARDAN CAPITAL MARKETS LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.
- [ ] (q) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHARDAN CAPITAL MARKETS, LLC

*STATEMENT OF FINANCIAL CONDITION*

*DECEMBER 31, 2017*

# Lilling & Company LLP

Certified Public Accountants


***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

To the Member
Chardan Capital Markets LLC
New York, New York

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Chardan Capital Markets LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Chardan Capital Markets LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Chardan Capital Markets LLC's management. Our responsibility is to express an opinion on Chardan Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chardan Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling + Company

Lilling & Company LLP

We have served as Chardan Capital Markets LLC's auditor since 2002.

***Port Washington, New York***
***February 27, 2018***


Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

CHARDAN CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

## ASSETS

| | |
|---|---|
| Cash | $ 5,087,674 |
| Due from brokers | 2,832,004 |
| Syndication fees receivable | 2,744,241 |
| Accounts receivable | 446,000 |
| Securities owned, at fair value | 2,685,511 |
| Property and equipment, net | 79,138 |
| Other assets | 285,797 |
| TOTAL ASSETS | $ 14,160,365 |

## LIABILITIES & MEMBER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accrued compensation and benefits | $ 2,121,481 |
| Income tax payable | 207,000 |
| Accounts payable | 197,135 |
| Securities sold, not yet purchased, at fair value | 1,132 |
| Accrued expenses and other liabilities | 1,175,658 |
| TOTAL LIABILITIES | 3,702,406 |
| **Member's Equity** | 10,457,959 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 14,160,365 |



The accompanying notes are an integral part of this statement of financial condition.

*NOTES TO STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2017*

1. ORGANIZATION AND NATURE OF BUSINESS

Chardan Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority. The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(ii). The Company is 100% owned by Chardan Securities LLC and is located in New York City. Its customers are located in the United States and are also based internationally. For the year ended December 31, 2017, there were no subordinated borrowings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in The United States of America ("U.S. GAAP"). The Company is engaged as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory.

Cash and Concentration of Credit Risk

Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits. The maximum insurable limit on cash deposits is $250,000. Cash in excess of the insurance limit is $4,817,928 as of December 31, 2017. The Company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is not material.

Property and Equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial statement reporting purposes over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members. The Company is subject to New York City Unincorporated Business Tax. At December 31, 2017, the Company had a current income tax payable of $207,000.

The Company recognized the effect of tax positions only when they are more likely than not to be sustained under audit by taxing authorities. At December 31, 2017, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Revenue Recognition

*Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Investment Banking and Other Fee Income*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Securities transactions are recorded on a trade date basis. All securities owned and securities sold, not yet purchased, are recorded at their estimated fair value, as described in Note 3.

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not partially or fully collectible. The Company considers a receivable uncollectible when, based on current information or factors, it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is released. At December 31, 2017, there is no allowance.

Off-Balance Sheet Risk

The responsibility for processing customer activity rests with the Company's clearing firms, Wedbush Securities Inc. ("Wedbush"), Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") and Goldman, Sachs & Co. ("Goldman Sachs"). The Company's clearing and execution agreements provide that it's clearing firms credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the Company's clearing firms record customer transactions on a settlement date basis, which is generally two business days after the trade date. No adjustments to the financial statements were necessary to reflect the trade date basis.

Wedbush, ICBC and Goldman Sachs are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any losses incurred by Wedbush, ICBC and Goldman Sachs will be charged back to the Company.

The Company, in conjunction with Wedbush, ICBC and Goldman Sachs, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Wedbush, ICBC and Goldman Sachs establish margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company clears certain of its proprietary and customer transactions through Wedbush, ICBC and Goldman Sachs on a fully disclosed basis. The amount receivable to the clearing broker relates to the aforementioned transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at month-end rates of exchange throughout the year. Gains or losses resulting from foreign currency transactions are included in Trading and Other in the Statement of Operations.

New Accounting Pronouncements to be Adopted

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606 (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date (ASU 2015-014), which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier that then original effective date. The core principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of ASU 2016-02 will have on its financial statements and related disclosures.

3. FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

• Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

• Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent and verifiable.

The inputs used by the Company in estimating the value of Level 3 investments include management estimated discounts to reflect illiquidity on a security by security basis, and an internal pricing model that is updated as needed to reflect changes in the Company's view of the marketplace. The Company reviews its valuation policies monthly or more frequently as needed to determine whether the current valuation techniques are still appropriate. At that time, the unobservable inputs used in the fair value measurements are evaluated and adjusted as necessary, based on current market conditions and other third party information.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

There were no changes in the Company's valuation techniques for the year ended December 31, 2017. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows.

Exchange-Traded Equity Securities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 of the fair value hierarchy.

Restricted Equity Securities

Restricted equity securities are generally valued based on the market price less a management estimated liquidity discount in valuing the investments. These investments are categorized in Level 3 of the fair value hierarchy.

Private Warrants

The intrinsic value is typically the Company's best estimate of fair value for warrants that are in the money. These investments are categorized in Level 2 of the fair value hierarchy. For warrants that are out of the money, the firm uses an internal pricing model, where warrants that are out of the money by less than half of the strike price are generally valued at $0.05 per warrant and warrants that are out of the money by more than half of the strike price are generally valued at $0.02 per warrant. These investments are categorized in Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| **Assets** | | | | |
| **Equity** | | | | |
| Healthcare | 52,178 | | 63,938 | 116,116 |
| Financials | | | 84,630 | 84,630 |
| Technology | 2,987 | 28,290 | 27,330 | 58,607 |
| Industrials | | | 631 | 631 |
| Conglomerates | | | 18,206 | 18,206 |
| Services | | | 23,559 | 23,559 |
| Energy | 2,496 | 200 | 1,460 | 4,156 |
| Other | | 202 | 52,999 | 53,201 |
| **Total Equity** | **57,661** | **28,692** | **272,753** | **359,106** |
| **Warrants** | | | | |
| Financials | | 2,012,622 | 6,214 | 2,018,836 |
| Media | | | 1,037 | 1,037 |
| Healthcare | | 21,500 | 17,392 | 38,892 |
| Technology | | 63,569 | 13,532 | 77,101 |
| Other | | 173,111 | 17,428 | 190,539 |
| **Total Warrants** | **-** | **2,270,802** | **55,603** | **2,326,405** |
| **Total Assets** | **57,661** | **2,299,494** | **328,356** | **2,685,511** |
| **Liabilities** | | | | |
| **Equity** | | | | |
| Technology | | 1,000 | | 1,000 |
| Other | | 132 | | 132 |
| **Total Liabilities** | **-** | **1,132** | **-** | **1,132** |

The Company's policy is to recognize transfers in to and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. For the year ended December 31, 2017, warrant transfers from Level 3 in to Level 2 were in the amount of $2,270,802. Amounts were transferred out of Level 3 as Level 3 securities were converted in to non-Level 3 securities and warrants that were valued using an internal pricing model are now valued at intrinsic value and therefore do not have any unobservable inputs.

Level 3 Change in Financial Assets and Liabilities

| | Equity | Private Warrants |
|---|---|---|
| Assets | | |
| Beginning Balance | $ 234,233 | $ 100,555 |
| Purchases | - | - |
| Receipts from banking deals | 338,250 | 243,279 |
| Exercised | - | (1,974,144) |
| Sales | (5,160) | - |
| Unrealized gain (loss) | (288,330) | 3,956,715 |
| Noncash compensation | (6,240) | - |
| Conversion | - | - |
| Transfers into Level 3 | - | - |
| Transfers out of Level 3 | - | (2,270,802) |
| Ending balance | $ 272,753 | $ 55,603 |
| The total amount of losses for the year included in the Statement of Operations attributable to the changes in unrealized gain (loss) relating to assets held at the end of reporting period | $ (288,330) | $ (140,638) |

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2017.

The following table provides additional information about the valuation techniques, significant unobservable inputs, and qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs used for investments categorized in Level 3 of the fair value hierarchy as of December 31, 2017:

| Assets | Fair Value at December 31, 2017 | Valuation Techniques | Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs | Range of Inputs (Weighted Average) |
|---|---|---|---|---|
| Investments in private equity | $272,753 | Market price less liquidity discount | Liquidity discount: Significant increase(decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement | 60% (60%) |
| Investments in private warrants | $55,603 | Internal pricing model | Price of warrant: Determined based on the value of the warrants' closing price in relation to its strike price. Significant increase(decrease) in the unobservable input in isolation would result in a significantly higher (lower) fair value measurement | $0.02 - $0.05 ($0.03) |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2017:

| | |
|---|---|
| Computer equipment and software | $ 426,790 |
| Furniture and fixtures | 285,964 |
| Leasehold improvement | 134,121 |
| | 846,875 |
| Less accumulated depreciation | 767,737 |
| | $ 79,138 |

## 5. DUE FROM BROKERS

Amounts receivable from clearing organizations at December 31, 2017, consist of the following and are included in due from broker in the Statement of Financial Condition:

| | |
|---|---|
| Fees and commissions receivable | $ 379,413 |
| Receivables from clearing organizations | 2,102,187 |
| Deposits with clearing organizations | 350,404 |
| Total | $ 2,832,004 |

## 6. COMMITMENT AND CONTINGENCIES

Leases

The Company entered into a lease for office space on October 22, 2013. The lease expires on June 30, 2024 and calls for monthly payments and specified escalations.

The Company also leases space in New York City on a month by month basis from one of the owner's of Chardan Securities LLC.

At December 31, 2017, the future minimum annual rental commitments under the lease assignment were approximately:

| Year Ending December 31, | |
|---|---|
| 2018 | $ 337,200 |
| 2019 | 361,900 |
| 2020 | 364,200 |
| 2021 | 364,200 |
| 2022 | 364,200 |
| Thereafter | 546,300 |
| Total | $2,338,000 |

Letter of Credit

The Company was issued letter of credit of approximately $171,000 for rent security deposit required for the office lease. The letter of credit is secured by a money market account, which is restricted and is included in Other assets.

Guarantees

ASC Topic 460, "Guarantees" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, and this would involve future claims that may be made against the company that have not yet occurred. However, based on its experience, the company expects the risk of loss to be remote.

Regulatory

As a regulated securities broker-dealer, from time to time the Company may be involved in proceedings and investigations by self-regulatory organizations. The Company is subject to examination by certain regulatory jurisdictions, including the United States Securities and Exchange Commission (the "SEC") and FINRA. As of the date of the opinion of the audited financial statements, the Company is involved with a matter related to an SEC inspection. The Company, after consulting with legal counsel, has accrued $1,000,000 in connection with the inspection which is included in accrued expenses and other liabilities in the Statement of Financial Condition. The ultimate outcome of this matter cannot be determined at this time.

Legal

In the ordinary course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company there are no such actions pending against the Company that will have a material adverse effect on the Company's financial position.

7. RELATED PARTY TRANSACTIONS

The Company periodically issues non-interest bearing loans to its employees. As of December 31, 2017, there were no amounts outstanding.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $4,830,453, which was $4,583,701 in excess of its required net capital of $246,752. The Company had a percentage of aggregate indebtedness to net capital of 77% as of December 31, 2017.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wedbush, ICBC and Goldman Sachs. Wedbush, ICBC and Goldman Sachs carry all of the accounts of such customers and maintain and preserve such books and records.

## 10. EMPLOYEE BENEFIT PLAN

The Company sponsors a discretionary match 401(k) plan, which covers substantially all employees. Employee contributions to the plan are at the discretion of eligible employees. As of December 31, 2017, approximately $39,000 was payable and included in accrued compensation and benefits on the Statement of Financial Condition.

## 11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 27, 2018, the date of the filing of this report. In January 2018, the Company made a distribution of profits to its Parent in the ordinary course of business of $2,500,000. There have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.